Exhibit 18

[PricewaterhouseCoopers Letterhead]

March 25, 2004

Board of Directors

DeCrane Holdings Co.

c/o Credit Suisse First Boston / DLJ Merchant Banking Partners II, L.P.

Eleven Madison Avenue

New York, NY 10010

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and issued our report thereon dated March 25, 2004.  Note 1 to the financial statements describes a change in accounting principle from deferring certain program costs in inventory and charging cost of sales over the expected production cycle of the individual program to not including such costs in inventory.  It should be understood that the preferability of one acceptable method of accounting over another for program costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,

PricewaterhouseCoopers LLP